UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  33-11986-LA
CUSIP NUMBER: 876765108

(Check One):  [X] Form 10-K [_] Form 20-F [_] Form 11-K [_]Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended:  December 31, 2009

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TAXMASTERS, INC.
Full Name of Registrant

Former Name if Applicable

900 Town & Country Lane, Suite 400
Address of Principal Executive Office (Street and Number)

Houston ,Texas 77024
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Annual Report on Form 10-K for the year ended December 31, 2009 within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation of the registrant’s audited financial statements.  The Form 10-K will be filed within the prescribed extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ernest Palla, Esq.	(281)	760-4759
(Name)	(Area Code)	(Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     [X] Yes      [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [X] Yes     [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The audited financial statements information that will be in the registrant’s Form 10-K for the year ended December 31, 2009 reflects financial information of Crown Partners, Inc. (now known as TaxMasters, Inc.) (the “registrant”) and TaxMasters, Inc (“TaxMasters”) as a result of the execution of the Agreement and Plan of Exchange, dated August 4, 2009 (the “Share Exchange Agreement”).  On August 4, 2009 the registrant closed the Share Exchange Agreement with TaxMasters, pursuant to which, among other things, the registrant (i) issued 301,000,000 shares of its common stock to the sole stockholder of TaxMasters in exchange for all of the issued and outstanding shares of common stock of TaxMasters, as a result of which TaxMasters became a wholly-owned subsidiary of the registrant; and (ii) sold all of the shares of Crown Equity Holdings, Inc. (“Crown Equity”), which prior to the closing was a majority-owned operating subsidiary of the registrant.  The audited financial statements included in the Form 10-K reflect the above transaction which has been accounted for as a reverse merger whereby TaxMasters is considered the accounting acquirer and the historical and future financial statements will be those of TaxMasters since the registrant discontinued its primary business activity conducted through Crown Equity, which was to develop, sell, and produce computer systems which are capable of running multiple monitors from one computer.

Consequently, because of the share exchange transaction described above, the results of operations of the registrant in the Form 10-K for the year ended December 31, 2009 will be significantly different than the results of operations as reported in the registrant’s Form 10-K for the year ended December 31, 2008, which was filed on March 11, 2009.

The results of operations for the registrant for the year ended December 31, 2009 as compared to the year ended December 31, 2008 are as follows (financial information for the year ended December 31, 2008 is taken from the registrant’s Form 10-K filed on March 11, 2009, which does not account for the registrant’s acquisition of TaxMasters as described above):

Net Revenue

For the years ended December 31, 2009 and 2008, the registrant had net revenue of approximately $39.0 million and $23,190, respectively.

Selling, General and Administrative Expense

The registrant’s selling, general and administrative expense for the year ended December 31, 2009 was $21,638,650 compared to $582,574 for the year ended December 31, 2008.

At this time, the registrant cannot determine its compensation expense, which is not included in its selling, general and administrative expense, its net income from operations and its net income because the registrant is waiting for the completion of the analysis of certain compensation information.  The registrant expects that this compensation information analysis will affect its compensation expense, its net income from operations and its net income.

TaxMasters, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TAXMASTERS, INC.

Date: March 31, 2010	By: /s/ Christopher J. Koscinski
Christopher J. Koscinski
Chief Financial Officer